UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-85064

H.J. Heinz Finance Company
(Exact name of registrant as specified in its charter)

600 Grant Street
Pittsburgh, Pennsylvania 15219
(412) 456-5700
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

a) 6.625% Guaranteed Notes due July 2011
b) 6.00% Guaranteed Notes due March 2012
c) 6.75% Guaranteed Notes due March 2032
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date;

a) 70; b) 56; c) 33

     Pursuant to the requirements of the Securities Exchange Act of 1934 H.J. Heinz Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2005	By:	/s/ Leonard A. Cullo, Jr.

		Name:	Leonard A. Cullo, Jr.
		Title:	President